Exhibit 3.1

TIME WARNER INC.
BY-LAW AMENDMENT

Article XII of the By-laws of Time Warner Inc., as amended through January 28, 2016, is hereby amended to add a new Section 6, as set forth below:

“SECTION 6.  Forum Selection By-law.  Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action or proceeding asserting a claim arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the General Corporation Law of the State of Delaware, the Certificate or these By-laws (as each may be amended from time to time), (d) any action or proceeding as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or (e) any action or proceeding asserting a claim governed by the internal affairs doctrine.  Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this By-law.”